SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul, 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished to the Securities and Exchange Commission on April 14, 2017 (the “Original Report”). This Amended Report amends the Original Report to (i) update paragraphs a. and b. under “7. Main Impact and Effects of the Stock Swap” to reflect that treasury shares of KB Financial Group Inc. (“KB Financial Group”) have been determined to be transferred to the shareholders of KB Insurance Co., Ltd. (“KB Insurance”) in connection with the Stock Swap (as defined in the Original Report), (ii) under “8. Schedule for the Stock Swap,” amend (a) the date of the Stock Swap to July 7, 2017, (b) the expected date of delivery of share certificates to July 20, 2017 and (c) the expected date of listing of new shares to July 21, 2017, (iii) add a footnote relating to the definitions of certain dates under “8. Schedule for the Stock Swap,” (iv) update paragraph a. and delete paragraph f. under “16. Other Investment Considerations” to reflect the completion of the Tender Offer (as defined in the Original Report) and (v) update paragraph d. under “16. Other Investment Considerations” to indicate that the dissent filing period for the Stock Swap expired on May 11, 2017 and that the Stock Swap will proceed as a small-scale stock swap as the number of shares owned by shareholders who provided notice of their opposition to the Stock Swap during the dissent filing period amounted to less than 20% of the total number of issued shares of KB Financial Group. No other change to the Original Report is made by this Amended Report.

The information set forth in “7. Main Impact and Effects of the Stock Swap,” “8. Schedule for the Stock Swap,” and “16. Other Investment Considerations” of the Original Report is amended and replaced as follows:

7.	Main Impact and Effects of the Stock Swap

a.	Main impact and effects on the management of KB Financial Group

Following the results of Tender Offer, which was completed on May 12, 2017, the shares to be transferred to the shareholders of KB Insurance in connection with the Stock Swap have been determined to be treasury shares held by KB Financial Group. As no new shares shall be issued for the Stock Swap, the Stock Swap will not have a dilutive effect on the share ownership percentages of the existing shareholders of KB Financial Group. There will be no change in control for corporate governance purposes, and KB Financial Group and KB Insurance will continue to exist as separate entities.

In addition, pursuant to the Stock Swap Agreement, the terms of office of the directors and audit committee members of KB Financial Group who were appointed prior to the Stock Swap will remain the same following the Stock Swap notwithstanding Article 360-13 of the KCC. No new directors will be appointed as a result of the Stock Swap.

b.	Main financial impact and effects on KB Financial Group

KB Financial Group expects that the Stock Swap, which will entail the disposal of its treasury shares resulting in an increase in its equity, will lead to the improvement of certain of its group-level performance metrics (including its return on equity, double leverage ratio and debt ratio).

Although the assets and liabilities of KB Insurance will remain unchanged and only its shareholder composition will change, KB Insurance expects that the Stock Swap will lead to an improvement of its creditworthiness and the strengthening of its competitiveness pursuant to a stabilization of its ownership structure, as well as the ability to raise capital on more favorable terms if a capital increase is necessary.

c.	Main impact and effects on the business of KB Financial Group

By converting KB Insurance to a wholly-owned subsidiary through the Stock Swap, KB Financial Group expects to be able to adopt an efficient management structure that can flexibly respond to regulatory developments and other changes to its business environment and to promote sustainable growth by contributing to the maximization of synergies among affiliated companies of KB Financial Group, through an increase in customer convenience and benefits and the strengthening of its competitiveness.

8.	Schedule for the Stock Swap

Event		Date
Date of the Stock Swap Agreement		April 14, 2017
Record date		April 24, 2017
Closure of the shareholder register	Start date	April 25, 2017
	End date	April 27, 2017
Dissent filing period	Start date	April 27, 2017
	End date	May 11, 2017
Expected date of shareholders’ meeting		—
Appraisal right exercise period	Start date	—
	End date	—
Period for submission of old share certificates	Start date	—
	End date	—
Expected period for suspension of trading		—
Date of the Stock Swap (“Stock Swap Date”)		July 7, 2017
Expected date of delivery of share certificates		July 20, 2017
Expected date of listing of new shares		July 21, 2017

Note) “Expected date of delivery of share certificates” and “Expected date of listing of new shares” in the table above refer to the expected date of delivery of share certificates for KB Financial Group’s treasury shares and the expected date of the commencement of trading of such treasury shares, respectively.

16.	Other Investment Considerations

a.	The Tender Offer for the common shares of KB Insurance conducted by KB Financial Group was completed on May 12, 2017 and the results are as follows:

	Number of Shares	Percentage (%)	Remarks
Total number of KB Insurance shares issued (A)	66,500,000	100.00	—
Ownership of common shares by KB Financial Group (B)	26,472,759	39.81	Ownership prior to the Tender Offer
Number of shares subject to the Tender Offer (C)	40,027,241	60.19	A-B
Number of shares tendered (D)	36,237,649	54.49	—
Number of shares owned by KB Financial Group following the Tender Offer (E)	62,710,408	94.30	B+D
Number of shares subject to the Stock Swap	3,789,592	5.70	A-E

As a result of the Tender Offer, KB Financial Group currently owns 62,710,408 common shares (94.3% of total issued common shares) of KB Insurance. Accordingly, no new shares shall be issued by KB Financial Group and treasury shares held by KB Financial Group will be transferred to the shareholders of KB Insurance as consideration for the Stock Swap.

b.	In the case of KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC. Accordingly, an approval by the board of directors will replace an approval of the general meeting of shareholders required under paragraph (1) of Article 360-3 of the KCC.

c.	The Stock Swap will proceed in accordance with the special rules for stock swaps under Article 62-2 of the Financial Holding Company Act. However, as a New York Stock Exchange-listed company, KB Financial Group requires a 10-day prior notice period for a record date, and therefore will follow paragraph (4) of Article 360-10 of the KCC, which requires a public announcement to be issued within two weeks after execution of the Stock Swap Agreement, and issue a public announcement on April 27, 2017 (with a record date of April 24, 2017). In addition, for the protection of shareholders’ interests, a period of two weeks will be provided for shareholders to submit in writing any notices of opposition to the Stock Swap pursuant to paragraph (5) of Article 360-10 of the KCC. All other procedures in connection with the Stock Swap will be governed by Article 62-2 of the Financial Holding Company Act, and for additional details, please refer to the securities registration statement and prospectus relating to the Stock Swap to be submitted by KB Financial Group.

d.	As the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC, dissenting shareholders of KB Financial Group will have no appraisal rights. However, if shareholders owning in the aggregate 20% or more of the total number of shares issued by KB Financial Group oppose the Stock Swap, the small-scale stock swap procedure may be changed to an ordinary stock swap procedure pursuant to paragraph (5) of Article 360-10 of the KCC. However, the Stock Swap will proceed as a small-scale stock swap as the number of shares owned by shareholders who provided notice of their opposition to the Stock Swap during the dissent filing period (April 27 – May 11, 2017) amounted to less than 20% of the total number of issued shares of KB Financial Group.

e.	Upon the occurrence of any of the following events, the Stock Swap Agreement between KB Financial Group and KB Insurance may be amended or terminated:

(1)	At any time prior to the Stock Swap Date, KB Financial Group and KB Insurance may terminate the Stock Swap Agreement by written agreement.

(2)	Until the Stock Swap Date, if any matters relating to the terms and conditions of the Stock Swap Agreement violate any relevant laws or accounting standards, KB Financial Group and KB Insurance may, by mutual agreement, amend the Stock Swap Agreement to conform to the relevant laws and accounting standards (for the avoidance of doubt, each party’s representative director has been delegated the authority to make such amendments).

(3)	If, within two weeks of the public announcement or notice of the Stock Swap (the relevant record date), shareholders owning 20% or more of the total number of shares issued by KB Financial Group provide notice, in writing, of their opposition to the Stock Swap, either party may terminate the Stock Swap Agreement.

(4)	If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on either party, such party may terminate the Stock Swap Agreement.

(5)	If any of the following events occurs before the Stock Swap Date, KB Financial Group and KB Insurance may, through consultation, terminate or amend the Stock Swap Agreement.

i.	There is a material adverse change to the assets or management status of either party as a result of a force majeure event or other causes.

ii.	The swap ratio set forth in the Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.

(6)	KB Financial Group and KB Insurance may enter into a separate agreement regarding matters necessary for the Stock Swap, in which case such separate agreement will be deemed to be a part of the Stock Swap Agreement.

(7)	If the Stock Swap Agreement is terminated pursuant to (1) – (6) above, neither KB Financial Group nor KB Insurance nor any of their respective employees, agents or other representatives will have any liability under the Stock Swap Agreement or in relation to the Stock Swap.

f.	On April 14, 2017, the board of directors of KB Financial Group also passed a resolution to replace the approval of the Stock Swap at the general meeting of shareholders with the approval of the Stock Swap by the board of directors.

g.	The above matters and schedule may be amended through consultation with or approval by the relevant authorities or through consultation between the contracting parties.

h.	Specific matters relating to the Stock Swap that have not been determined by the board of directors of KB Financial Group and all matters in connection with the timing, procedures and the number of New Shares and Treasury Shares to be finalized based on the results of the Tender Offer are delegated to the representative director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 16, 2017	By:	/s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer